UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
PhotoChannel Networks Inc.	June 30, 2003	Y M D
2003 08 29
ISSUER ADDRESS 506 - 425 Carrall Street
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B. C.	V6B 6E3	604-893-8966	604-893-8955
CONTACT NAME Robert Chisholm	CONTACT POSITION C. F. O.	CONTACT TELEPHONE NO. 604-893-8955 ext. 224
CONTACT EMAIL ADDRESS rchisholm@photochannel.com	WEBSITE ADDRESS www.photochannel.com

CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
/s/Peter Scarth Director's Signature	Peter Scarth Print Full Name	Y M D 2003 08 29 Date Signed
/s/Cory Kent Director's Signature	Cory Kent Print Full Name	Y M D 2003 08 29 Date Signed

PhotoChannel Networks Inc.

Consolidated Balance Sheet

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	June 30, 2003	September 30, 2002

Assets

Current assets
Cash and cash equivalents	$70,449	$85,586
Short-term deposits	-	15,000
Accounts receivable	131,081	117,685
Inventory	688	-
Prepaid expenses	40,150	34,967

	242,368	253,238

Capital assets	120,747	455,999

	$363,115	$709,237

Liabilities

Current liabilities
Accounts payable	$1,963,532	$2,324,905
Accrued liabilities	216,488	256,556
Due to related parties	143,783	273,612
Demand loan	617,650	-

	$2,941,453	$2,855,073

Shareholders' Deficiency

Capital Stock	$27,824,249	$26,390,849
Contributed surplus	6,189,605	6,189,605
Loans receivable	(227,470)	(227,470)
Warrants	3,214,845	3,214,845
Limited partnership equity	1,365,000	1,250,000
Deficit	(40,944,567)	(38,963,665)

	(2,578,338)	(2,145,836)

	$363,115	$709,237

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Consolidated Statements of Income (Loss) and Deficit

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Revenue	$110,063	$48,674	$284,366	$133,419

Cost of sales	19,310	8,964	55,722	94,275

Gross profit (loss)	90,753	39,710	228,644	39,144

Expenses
General and administration	362,753	741,393	1,102,169	1,990,748
Sales and marketing	144,997	237,878	398,845	432,555
Research and development	125,573	163,554	438,550	502,675
Amortization	48,352	223,079	314,728	668,092

	681,675	1,365,904	2,254,292	3,594,070

Net loss from operations	(590,922)	(1,326,194)	(2,025,648)	(3,554,926)

Other Income (loss)
Expense recovery	-	1,292,289	163,419	4,039,233
Loss on disposal of property, plant and equipment	-	62	(119,257)	-
Translation loss	(1)	(143,819)	334	(255,439)
Interest and miscellaneous income	16		250	599
	15	1,148,532	44,746	3,784,393

Net (loss) gain for the period	(590,907)	(177,662)	(1,980,902)	229,467

Deficit - beginning of period	(40,353,660)	(36,593,203)	(38,963,665)	(37,112,004)

Deficit - end of period	$(40,944,567)	$(36,770,865)	$(40,944,567)	$(36,882,537)

(Loss) Gain per share attributable to common shareholders	$(0.01)	$(0.00)	$(0.02)	$0.00

Weighted average number of common shares outstanding	89,065,268	51,460,583	89,065,268	51,460,583

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Consolidated Statements of Cash Flow

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2002

Cash flows from operating activities
Net (loss) gain for the period	$(590,907)	$(177,662)	$(1,980,902)	$229,467
Items not affecting cash
Amortization	48,352	223,079	314,728	668,092
Loss on sale of property, plant and equipment	-	-	119,257	-

	(542,555)	45,417	(1,546,917)	897,559
Net change in non-cash working capital items	138,953	(599,305)	(550,537)	(3,563,455)

	(403,602)	(553,888)	(2,097,454)	(2,665,896)

Cash flows from investing activities
Purchase of property, plant and equipment	(4,606)	(22,161)	(202,508)	11,316
Proceeds from sale of property, plant and equipment	-	-	103,775	-
Short term deposits	15,000	-	15,000	10,187

	10,394	(22,161)	(83,733)	21,503

Cash flows from financing activities
Cash in trust	-	-	-	(1,208)
Lease obligation	-	(453,658)	-	(453,658)
Long term liability	-	273,612	-	273,612
Advance on private placement	-	(32,982)	-	(158,873)
Demand loan	325,000	262,826	617,650	(205,160)
Loan receivable	-	-	-	-
Issuance of common shares and exercise of warrant - net of financing costs	76,100	-	1,433,400	-
Issuance of special warrants	-	-	-	2,657,638
Issuance of limited partnership units	-	1,250,000	115,000	1,250,000

	401,100	1,299,798	2,166,050	3,362,351

Increase (decrease) in cash and cash equivalents	7,892	723,749	(15,137)	717,958

Cash and cash equivalents - beginning of period	62,557	-	85,586	5,791

Cash and cash equivalents - end of period	$70,449	$723,749	$70,449	$723,749

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Notes to Consolidated Financial Statements

June 30, 2003

Unaudited - Prepared by Management

(expressed in Canadian dollars)

Note 1:

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2002 annual audited statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2002 annual financial statements.

Note 2:

Loss per share figures are calculated using the weighted average number of shares outstanding during the period. Diluted loss per share information is not presented where the effect would be anti-dilutive.

Note 3:

Following is a breakdown of accounts receivable at June 30, 2003, as compared to September 30, 2002.

Description	Period Ended
	September 30, 2002	March 31, 2003
Trade accounts receivable	$40,012	$117,662
GST receivable	77,653	-
Advance on expenses	-	13,419
Other	20	-
Total	$117,685	$131,081

Note 4:

Following is a breakdown of the revenue for the period ended June 30, 2003, as compared to September 30, 2003.

Description	Period Ended
	September 30, 2002	June 30, 2003

Installation fees	$57,387	$158,761
Membership fees	104,410	66,423
Transaction fees	3,588	55,117
Other	8,416	4,065
Total	$173,802	$284,366

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
PhotoChannel Networks Inc.	June 30, 2003	Y M D
2003 08 29
ISSUER ADDRESS 506 - 425 Carrall Street
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B. C.	V6B 6E3	604-893-8966	604-893-8955
CONTACT NAME Robert Chisholm	CONTACT POSITION C. F. O.	CONTACT TELEPHONE NO. 604-893-8955 ext. 224
CONTACT EMAIL ADDRESS rchisholm@photochannel.com	WEBSITE ADDRESS www.photochannel.com

CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
/s/Peter Scarth Director's Signature	Peter Scarth Print Full Name	Y M D 2003 08 29 Date Signed
/s/Cory Kent Director's Signature	Cory Kent Print Full Name	Y M D 2003 08 29 Date Signed

SCHEDULE "B"

PhotoChannel Networks Inc.

Year-To-Date Ended June 30, 2003

1. Analysis of expenses and deferred costs

June 30, 2003
General and administration
Accounting and legal	46,914
Investor relations	48,900
Office and miscellaneous	135,344
Public company fees	35,970
Salaries	375,814
Consulting	374,643
Rent	84,584
1,102,169

Sales and marketing
Miscellaneous	38,938
Salaries	107,415
Consulting	252,492
398,845

Research and development
Salaries	398,279
Consulting	38,345
Miscellaneous	1,926
438,550

2. Related Party Transactions

As at June 30, 2003, the Company had accrued fees of approximately $143,783 to a company owned by a current director and officer.

3. Summary of securities issued and options granted during the period.

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Type of Commission Paid
April 29 2003	Common Shares	Warrant conversion	1,000,000	$0.10	$100,000	Cash	Nil

(b) Summary of options granted during the period.

Date	Number	Name of Insider Optionee	Description of other Optionee	Exercise Price	Expiry Date
NIL

4. Summary of Securities as at the end of the reporting period

(a) Authorized Share Capital as at June 30, 2003

Class	Authorized
Common Shares	500,000,000
Preferred Shares	10,000,000

(b) Number and Value of Shares Issued and Outstanding as at June 30, 2003

Class	Issued	Value
Common Shares	92,821,538	$27,824,249

(c) Options, Warrants and Convertible Securities Outstanding as at June 30, 2003

Security	Number	Exercise Price	Value	Expiry Date
Common Share Purchase Warrants	1,000,000	$1.75US	$1,750,000	May 11, 2005
Common Share Purchase Warrants	2,100,000	$0.10	$52,500	February 27, 2005
Common Share Purchase Warrants	2,000,000	$0.10	$50,000	January 22, 2005
Common Share Purchase Warrants	3,325,000	$0.10	$108,125	July 26, 2004
Common Share Purchase Warrants	700,000	$0.10	$17,500	July 26, 2004
Common Share Purchase Warrants	5,669,470	$0.10	$141,737	January 29, 2004
Common Share Purchase Warrants	8,542,000	$0.10	$213,550	August 6, 2003
Stock Options	87,000	$0.15	Nil	Oct 8, 2003
Stock Options	8,333	$0.15	Nil	Feb 3, 2004
Stock Options	125,000	$0.15	Nil	Apr 20, 2004
Stock Options	425,000	$0.15	Nil	Mar 16, 2005
Stock Options	100,000	$0.15	Nil	May 31, 2005
Stock Options	355,736	$1.05	Nil	June 28, 2005
Stock Options	50,000	$0.15	Nil	June 29, 2005
Stock Options	200,000	$1.00US	Nil	July 25. 2005
Stock Options	99,320	$0.15	Nil	July 25. 2005
Stock Options	199,320	$0.15	Nil	Aug 10, 2005
Stock Options	100,000	$0.15	Nil	Oct 2, 2005
Stock Options	100,000	$0.15	Nil	Oct 27, 2005
Stock Options	65,000	$0.15	Nil	Nov 17, 2005
Stock Options	4,950,000	$0.15	Nil	July 26, 2006
Stock Options	6,049,611	$0.15	Nil	May, 27, 2007
Stock Options	250,000	$0.15	Nil	July 18, 2007

(d) Shares in Escrow as at June 30, 2003

NIL

5. List of directors and officers as at June 30, 2003

Directors

Peter Scarth

Peter Fitzgerald

Cory Kent

Officers

Peter Scarth, President and Chief Executive Officer

Kyle Hall, EVP Business Development and Corporate Secretary

Timothy J Kerbs, EVP Operations

Robert Chisholm, Chief Financial Officer

Mo Asgari, V.P. Technology

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

PhotoChannel Networks Inc. ("PhotoChannel" or the "Company") is an Internet Infrastructure company providing the Photofinishing retailer with an electronic "turnkey" networked solution enabling its Photofinishing retailers to provide their customers with film processing, scanning, storage and printing of traditional and digital images through the ease of an online environment. The functionality of the Company's Network technology also allows customers of the Photofinishing retailer to print their images to any networked location within a Photofinishing retailer or within the Network as a whole, or provides the choice of home delivery, at the option of the Photofinishing retailer and its customers.

PhotoChannel's Network electronically connects the Photofinishing retailer and its customers through the Internet and additionally provides hosting and storage and back-end reporting. This turnkey network solution enables the Photofinishing retailer to meet the needs of its customers for both film and digital photography.

The Company has focused its operational efforts on deploying the PhotoChannel Network within Photofinishing retail partner locations.

The Company is headquartered in Vancouver, British Columbia, Canada and trades on the TSX Venture Exchange ("TSX-V") in Canada (symbol - PNI). The accompanying financial statements are for its third quarter ended June 30, 2003 and are expressed in Canadian dollars.

Operations and Financial Condition

Revenue for the nine months ended June 30, 2003 was $284,366 versus $133,419 the same period last year. Revenue increased 113% for the period ended June 30, 2003, compared to the same period last year as the Company has contracted with significant Photofinishing retailers in Canada and the United States, which commenced in late 2002, as follow: Black Photo Corporation - October 2002; Giant Eagle, Inc. - December 2002; Loblaws Companies Limited - February 2003; Wal-Mart Canada Corp - April 2003; and Uniprix - June 2003.

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: Photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating Photofinishing retailer. The Company charges its Photofinishing retailers an installation fee, a monthly fee for their connection to the Network and a percentage of all gross print revenues processed through the Network. In addition, the Company charges the customers of the Photofinishing retailers a storage fee, if selected, for hosting of their digital images.

The Company reported a gross profit for the period of $228,644 versus $39,144 for the comparable period of 2002. This large change is attributable to streamlining costs of connecting new customers through third party arrangements and placing the responsibility of ADSL line connections on the Photofinishing retailer. This later change in the Company's business model has resulted in reduced revenues and cost of sales during fiscal 2003, compared to fiscal 2002.

The Company's costs of operations for the period were $2.25 million, as compared to $3.59 million during the same period last year. This reduction of 37.3% was the result of further cost cutting measures, specifically related to general and administration and amortization, below.

General and administration expenses for the nine months ended June 30, 2003 decreased $888,579 to $1.1 million or 44.6% over the comparable period in 2002. This was due to a significant reduction in expenses related to accounting and legal, office, travel, salary and consulting expenses and general corporate administration. During this period the Company expended $49,000 on investor relations.

Sales and marketing expenses for the nine months ended June 30, 2003 decreased $33,710 to $398,845, a decrease of 7.8% from the comparable period of 2002. This decrease was mainly due to cost cutting, related to salaries and fees paid to sales staff and consultants. The Company has kept its sale force lean, as it recognizes that the Photofinishing industry adheres to the 80%/20% rule, with 80% of all photofinishing being done by 20% of its retailers. These large retailers are best approached through industry contacts and the Company believes that it has assembled a sales team with the background and contact base to best introduce itself.

During the period ended June 30, 2003, the Company expensed $438,550 on research and development costs, as compared to $502,675 during the same period last year. The decrease of 12.8% is the result of a reduction of employees and staffing more through the use of consultants on a project-by-project basis. During the quarter ended June 30, 2003 the development team was busy optimizing the existing system due to a large increase in transactional volume brought on by the additional retailers and developing new technology to help the Photofinishing retailers market their online presence through the use of prepaid photos and MMS messaging for the onslaught of the soon to be released camera cell phones.

Amortization decreased by $353,364, to $314,728 for the period, as compared to $668,092 during the comparable period of 2002. This reduction is the result of the Company replacing old expensive equipment with new, less expensive and more cost effective, equipment.

The Company recorded a nine month net loss of $1.98 million or $0.02 per share compared to a gain of $229,467 or $0.00 per share in the same period last year. The gain at June 30, 2002 was the result of the expense recovery of $4.0 million, associated with the filing by the Company's US Subsidiary, PhotoChannel, Inc under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001 and debt settling with creditor for less than face value.

Excluding expense recoveries from both periods, the Company's net loss from operations for the nine months ended June 30, 2003 was $2.4 million, as compared to $3.8 million during the comparable period in 2002. This 43.7% reduction was due to a significant reduction in expenses related to accounting and legal, office, travel, salary and consulting expenses and general corporate administration, along with an increase in revenues and gross profit.

Related Party Transactions

On March 16, 2001, the Company entered into a consulting contract with Scarth & Associates, which is owned by a director and an officer of the Company. The contract calls for the services of Mr. Peter Scarth to act as Chairman and CEO of the Company. As at June 30, 2003, the Company had accrued fees of approximately $143,783 to this company.

Legal Proceedings

Other than as set out below, as of August 29, 2003 there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

1. On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the Company, commenced proceedings against the Company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the Company filed its statement of defence.

2. On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of PhotoChannel, Inc., commenced arbitration proceedings against PhotoChannel, Inc. for (US)$317,000. He claimed that he was owed severance under an employment contract dated July 26, 2000. Mr. Tesser's employment with PhotoChannel, Inc. was terminated in November 2000. Mr. Tesser is also seeking payment from the Company for an alleged guarantee of the terms of the employment contract by the Company.

The Company, PhotoChannel Inc. and Mr. Tesser negotiated the proposed terms of a settlement of this dispute, but negotiations broke down. On August 2, 2002, the Company received notice from the American Arbitration Association that the arbitrator had ruled on the claim, in favour of the Claimant in the amount of US$106,000.

Subsequent to the Arbitrator's Award on August 2, 2002 Arthur Tesser made petition to the Supreme Court of the State of New York - New York County seeking confirmation of the Arbitrator's Award. On October 25, 2002 the Company received notice from the Supreme Court of the State of New York - New York County confirming the Award of the Arbitrator, which was granted on default. On May 7, 2003, Arthur Tesser filed a statement of claim in the Supreme Court of British Columbia to enforce a claim on debt on a foreign judgement in the amount of $183,276.97, based on the exchange rate on November 21, 2002. The Company and the Claimant reached a settlement agreement on August 15, 2003 and under the terms of the Agreement the Company will pay to the Claimant US$105,000 by way of instalments, which are to be completed by February 15, 2003.

3. On March 3, 1999, the Company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, the Company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicated that his client had received a judgment from a Japanese court against PhotoChannel for approximately $99,000. The Company intends to defend itself against the enforcement of this judgment.

4. On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and services. The Company is disputing the claim and there have been no further proceedings in this matter since the Company filed its statement of defence.

5. On February 24, 2003, Next Phase Strategy Marketing Inc., formerly Ullrich Schade & Associates, of West Georgia Street, Vancouver, BC filed a claim in the Provincial Court of British Columbia (Small Claims Court), alleging an amount owing of $10,000, plus filing fees for services purportedly provided to the Company. The Company is disputing the claim.

6. On May 5, 2003, Mel Mulligan of PO Box 435, 128 Glenncastle Drive, Carp, Ontario, commenced an action in the Supreme Court of British Columbia, claiming $18,527.57, for the provision of services. The Company and Mr. Mulligan reached a settlement agreement on August 29, 2003.

7. On May 16, 2003, Andy Fenton of 61 Petman Avenue, Toronto, Ontario, commenced an action in the Provincial Court of British Columbia (Small Claims Court), claiming $5,900.16 for the provision of services. The Company is disputing the claim.

Subsequent Events

On August 26, 2003, the Company announce that it was arranging non-brokered private placement financings of up to $2.75-million. The placements will involve the sale of shares of the Company at a proposed price of 10 cents per share and/or the sale of units of the PhotoChannel Networks Limited Partnership at a price of $1,000 per LP unit. Each LP unit will be subject to a call option under which the Company can acquire the LP units, subject to certain market capitalization and working capital requirements, at any time up to June 30, 2004, through the issuance of common shares at a deemed price of 10 cents per share.

Management expects insiders will subscribe for greater than 25 per cent of the financing.

The company expects these financings to complete on or before Sept. 16, 2003.

Liquidity and Solvency

As at June 30, 2003, the Company had a working capital deficiency of $2,699,085 compared to a working capital deficiency of $2,601,835 at September 30, 2002. The cash and cash equivalents on hand at June 30, 2003 were $70,449. As a start-up, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, we may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing and product deployment and development expenditures, resulting in delays in meeting our business objectives.

/s/ Peter Scarth	/s/ Cory Kent
Peter Scarth Chairman & CEO	Cory Kent Director

August 29, 2003

PHOTOCHANNEL ANNOUNCES NON-BROKERED PRIVATE PLACEMENTS

VANCOUVER, BC, CANADA: August 26, 2003 - PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel"), a global digital imaging network company, announces non-brokered private placement financings of up to $2.75 million. The placements will involve the sale of shares of PhotoChannel at a proposed price of $0.10 per share and/or the sale of units of the PhotoChannel Networks Limited Partnership ("LP Units") at a price of $1,000 per LP Unit. Each LP Unit will be subject to a call option under which PhotoChannel can acquire the LP Units, subject to certain market capitalization and working capital requirements, at any time up to June 30, 2004 through the issuance of common shares at a deemed price of $0.10 per share.

Management expects insiders will subscribe for greater than 25% of the financing.

The company expects these financings to complete on or before September 16, 2003. The proceeds of the financings will be used to deploy customers currently under contract, expand and market the PhotoChannel Network, settle trade accounts payable with existing creditors and for general working capital. Common shares issued in these financings will be subject to a hold period of four months from the date of issue

The proposed financings are subject to the approval of the TSX Venture Exchange. The Exchange has neither approved nor disapproved of the information contained in this release.

ABOUT PHOTOCHANNEL NETWORKS INC.

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers, professional/commercial photo processing labs, image content owners and targeted portal services. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 1700 retail locations accepting print orders from the PhotoChannel system.

For more information visit www.photochannel.com.

ABOUT PHOTOCHANNEL NETWORKS LIMITED PARTNERSHIP

On February 21, 2002, PhotoChannel announced it granted to PhotoChannel Networks Limited Partnership ("PhotoChannel LP") software license to commercially exploit the PhotoChannel Network in Canada. It is a condition of the PhotoChannel LP that each limited partner enter into an agreement with PhotoChannel, pursuant to which PhotoChannel has the right to acquire the LP Units from the limited partner, at any time on or before June 30, 2004, in exchange for 10,000 shares of PhotoChannel, per LP Unit.

PhotoChannel Networks Inc.

Per:

/s/ Robert Chisholm

Chief Financial Officer

Investor Information: 1-800-261-6796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PHOTOCHANNEL RETAINS TANGENT

VANCOUVER, BC, CANADA: September 22, 2003 - PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel"), a global digital imaging network company, is pleased to announce that effective immediately, it has retained the services of Tangent Management Corp. ("Tangent") of Vancouver, BC, to design and implement a comprehensive public and investor relations strategy.

Tangent's client-driven focus provides superior service in all areas of their public and investor relations efforts. Tangent's principals, Steve Smith and Zachery Dingsdale have more than 30 years combined experience in the media, public markets and financial investor relations.

Tangent, which is arm's-length to PhotoChannel, has been retained for a twelve-month term at $7500 per month. In addition to the monthly fee, subject to the approval of the TSX Venture Exchange, the Company and Tangent have entered into an incentive share purchase option agreement whereby Tangent shall be entitled to acquire up to 750,000 common shares in the capital of the Company at an exercise price of $0.15 per common share, under the terms to the Company's Employee Stock Option Plan.

The TSX Venture Exchange has neither approved nor disapproved of the information contained in this release.

ABOUT PHOTOCHANNEL NETWORKS INC.

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 1700 retail locations accepting print orders from the PhotoChannel system.

For more information visit www.photochannel.com.

PhotoChannel Networks Inc.

Per:/s/ Peter Scarth

Chairman & CEO

For more information, please call: 1-866-345-0115

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PHOTOCHANNEL TO BUILD ON-LINE PHOTO SERVICE FOR GREAT PACIFIC INDUSTRIES INC.

Vancouver, BC (October 8, 2003) - PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel") announces that PhotoChannel Networks Limited Partnership has entered into an agreement with Great Pacific Industries Inc. ("GPI") of Vancouver, BC.

Under the terms of the two year agreement, GPI will deploy the PhotoChannel Network solution and supporting network infrastructure to offer new online printing services to their customers. PhotoChannel and GPI have agreed to launch the PhotoChannel solution in October, 2003.

About PhotoChannel

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfilment under the control of the originating PhotoChannel Network partner. There are now over 1900 retail locations accepting print orders from the PhotoChannel system. For more information visit www.photochannel.com.

PhotoChannel Networks Inc.

Per:/s/ Peter Scarth

Chairman & CEO

For more information, please call: 1-866-345-0115

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

For More Information:

Philippe Gascon, Vice President USA Sales

PhotoChannel Networks Inc.

Pgascon@photochannel.com

412.207.4808

Peter Wilson

FitzGerald Communications

Pwilson@fitzgerald.com

617.585.2208

Konica Minolta Partners with PhotoChannel to offer Online Digital Photo Center to 4,500 Retailers New Internet-based system allows consumers to manage and edit digital images online, and then order prints for pick up at participating retail locations

MAHWAH, NJ and VANCOUVER, BC - October 20, 2003 - Konica Minolta Photo Imaging USA., Inc. ("Konica Minolta") and PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel") today announced an agreement by which the companies will offer online digital photo processing services to retail customers. The new Konica Online Digital Photo Center combines the convenience of Internet ordering with the speed and quality of retail processing, allowing consumers to access and manipulate their digital images online, and then easily order a wide variety of digital photo services for pick up at up to 4,500 participating retailers.

"This is an exciting step for Konica Minolta, and we're pleased to be working with PhotoChannel to fuse consumers' digital options - home, online, in-store - into one system," said Robert Striano, president, Konica Minolta Photo Imaging USA, Inc. "Our research shows that consumers are taking four times more digital photos than with traditional film and we're sure that this trend is going to continue upwards. We've made digital printing so quick and easy that individuals and families can now go to local retailers for high quality processing of their digital images just as they have grown accustomed to with film. "

Directly accessed from Konica Minolta's and participating retailers' Web sites, consumers will be able to interact with their images in a variety of ways with the end result being the ordering of traditional photographic prints and gifting products (such as a calendar) from their digital camera images. Once the print order is placed, the company prints the digital image(s) on their state-of-the-art Konica R-1 digital minilabs, and the system automatically notifies the customer that their order is ready to be picked up at the selected retail location. The consumer may choose from up to 4,500 participating locations to pick up their prints.

"This is a very big step for our retail partners, who can now share in the growth of digital by offering consumers a convenient, superior, consumer-friendly photosharing and netprint experience," continued Striano. "We are proud to be on the leading edge with this online system solution in the United States, a solution that is already enjoying great success with some of Canada's largest retailers. "

PhotoChannel has customized its network solution to allow Konica Minolta to offer retail photofinishing customers the option of a Konica Minolta-branded system, or a retailer-branded system. The integration of the complete Konica Online Digital Photo Center with the company's photo processing labs ensures the most complete automated digital print production capacity in the business.

"The relationship between Konica Minolta and PhotoChannel will give millions of consumers access to printing their digital images and picking them up at their local retailer for the first time," stated Peter Scarth CEO of PhotoChannel. "The end result is the consumer's experience with their digital camera is enhanced while the retailer has expanded their breadth of services to keep their customers coming back time and time again. With the Konica Minolta integration we have developed a solution that will maintain the photofinishing retailer as the consumer's prime vehicle for ordering their digital camera print orders. We are very pleased to launch this service with Konica Minolta as it expands our goal of delivering the PhotoChannel Network solution worldwide."

About Konica Minolta Photo Imaging USA - Konica Minolta Photo Imaging, USA, Inc., based in Mahwah, N.J., is a leading manufacturer and marketer of Konica brand 35mm film, digital and 35mm cameras, single-use cameras, Advanced Photo System color print film and cameras, color print photo paper and Inkjet photo paper, digital minilabs, digital scanners and digital imaging systems. Konica Minolta also provides wholesale photofinishing services and Internet imaging services. For product information, or to reach a Konica Minolta sales representative, call 1-800-285-6422, or visit the company's Web site at www.konica.com.

About PhotoChannel - Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 6000 retail locations worldwide accepting print orders from the PhotoChannel system including Wal-Mart Canada, Loblaw Companies Limited, and Blacks Photo Corp. For more information on the Company visit www.photochannel.com.

Investor Information: (866) 345-0115

PhotoChannel Networks Private Placements Completed

VANCOUVER, BC, CANADA: October 23, 2003 - PhotoChannel Networks Inc. (TSX.V: PNI) ("PhotoChannel" or "Company"), a global digital imaging network company, is pleased to announce that further to its press release of September 16, 2003 and the bulletins of the TSX Venture Exchange dated October 22 and 23, 2003, the Company has closed its private placements of common shares and LP Units for total proceeds of $2,765,000. The common shares issued in the private placement are subject to a hold period expiring February 4, 2004. The warrants issued to First Associates are also subject to a four month hold period expiring February 4, 2004.

About PhotoChannel

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 6000 retail locations accepting print orders from the PhotoChannel system. For more information visit www.photochannel.com.

PhotoChannel Networks Inc.

Per: /s/Peter Scarth

Chairman & CEO

For more information, please call: 1-866-345-0115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: October 29, 2003

/s/Robert Chisholm
Robert Chisholm, CFO